UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

INSTALLED BUILDING PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

45780R101

(CUSIP Number)

December 31, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780R101

1.	NAMES OF REPORTING PERSONS Jeffrey W. Edwards
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 152,379
	6.	SHARED VOTING POWER 4,785,829
	7.	SOLE DISPOSITIVE POWER 152,379
	8.	SHARED DISPOSITIVE POWER 4,785,829

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,938,208 (See Item 4(a))
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3% (See Item 4(b))
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45780R101

1.	NAMES OF REPORTING PERSONS IBP Holding Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,797,819
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,797,819

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,797,819 (See Item 4(a))
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (See Item 4(b))
12.	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No. 45780R101

1.	NAMES OF REPORTING PERSONS PJAM IBP Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,797,819
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,797,819

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,797,819 (See Item 4(a))
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% (See Item 4(b))
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 45780R101

1.	NAMES OF REPORTING PERSONS Installed Building Systems, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,641,194
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,641,194

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,194 (See Item 4(a))
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.7% (See Item 4(b))
12.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 45780R101

Item 1.

(a)	Name of Issuer

Installed Building Products, Inc.

(b)	Address of Issuer’s Principal Executive Offices

495 S. High Street, Suite 50

Columbus, OH 43215

Item 2.

(a)	Name of Person Filing

This statement is filed by:

Mr. Jeffrey W. Edwards;

IBP Holding Company (“IBP Holding”);

PJAM IBP Holdings, Inc. (“PJAM”); and

Installed Building Systems, Inc. (“IBS” and, together with IBP Holding and PJAM, the “Edwards Investor Entities”);

Mr. Edwards and the Edwards Investor Entities have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	Address of the Principal Office or, if none, residence

For Mr. Edwards and each Edwards Investor Entity:

c/o Installed Building Products, Inc.

495 South High Street, Suite 50

Columbus, OH 43215

(c)	Citizenship

Mr. Edwards is a citizen of the United States of America. IBP Holding and PJAM are corporations incorporated under the laws of the State of Ohio. Installed Building Systems, Inc. is a corporation incorporated under the laws of the State of Delaware.

(d)	Title of Class of Securities

Common Stock, par value $0.01

(e)	CUSIP Number

45780R101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

CUSIP No. 45780R101

Item 4.	Ownership.

Jeffrey W. Edwards

(a) Amount beneficially owned: 4,938,208

(b) Percent of class: 17.3%*

(c)(i) Sole power to vote or to direct the vote: 152,379

(c)(ii) Shared power to vote or to direct the vote: 4,785,829

(c)(iii) Sole power to dispose or to direct the disposition of: 152,379

(c)(iv) Shared power to dispose or to direct the disposition of: 4,785,829

Mr. Edwards has voting and dispositive power over the shares directly held by PJAM and IBS. Additionally, Mr. Edwards may be deemed to have shared power to vote or dispose of 346,816 shares held in trusts for the benefit of Mr. Edwards’ children. Tremont FT, Inc. is the trustee of the trusts. Mr. Edwards disclaims any beneficial ownership of shares in which he does not have a pecuniary interest.

IBP Holding Company

(a) Amount beneficially owned: 2,797,819

(b) Percent of class: 9.8%*

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 2,797,819

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 2,797,819

IBP Holding is the sole shareholder of PJAM and is deemed to have voting and dispositive power over the shares directly held by PJAM.

PJAM IBP Holdings, Inc.

(a) Amount beneficially owned: 2,797,819

(b) Percent of class: 9.8%*

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 2,797,819

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 2,797,819

Installed Building Systems, Inc.

(a) Amount beneficially owned: 1,641,194

(b) Percent of class: 5.7%*

(c)(i) Sole power to vote or to direct the vote: 0

(c)(ii) Shared power to vote or to direct the vote: 1,641,194

(c)(iii) Sole power to dispose or to direct the disposition of: 0

(c)(iv) Shared power to dispose or to direct the disposition of: 1,641,194

*

The percentage amount is based on 28,603,412 shares of Common Stock outstanding as of October 27, 2022 as indicated by the Issuer’s Form 10-Q filed on November 3, 2022 with the Securities and Exchange Commission for the quarter ended September 30, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

CUSIP No. 45780R101

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 45780R101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2023	/s/ Jeffrey W. Edwards
Jeffrey W. Edwards (Individually)

IBP HOLDING COMPANY

	By:	/s/ Jeffrey W. Edwards
Jeffrey W. Edwards
President

PJAM IBP HOLDINGS, INC.

	By:	/s/ Jeffrey W. Edwards
Jeffrey W. Edwards
President

INSTALLED BUILDING SYSTEMS, INC.

	By:	/s/ Jeffrey W. Edwards
Jeffrey W. Edwards
President